UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LEXARIA CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

52886N208
(CUSIP Number)

David DeMartini
11714 Spriggs Way
Houston, TX 77024
Tel: (713) 532-6754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 52886N208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David DeMartini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION David DeMartini is a citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,281,250 common shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 3,281,250 common shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,250 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97% based on 16,431,452 common shares issued and outstanding as of November 22, 2011
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Lexaria Corp. (the “Issuer”). The principal executive offices of the Issuer are located at #950 – 1130 West Pender Street, Vancouver, British Columbia V6E 4A4.

Item 2. Identity and Background

(a)	David DeMartini

(b)	11714 Spriggs Way, Houston, Texas 77024.

(c)	Mr. DeMartini is a businessman.

(d)	Mr. DeMartini has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. DeMartini is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

On July 10, 2009, prior to his appointment as a director of the Issuer, Mr. DeMartini purchased 1,500,000 units, at a purchase price of $0.05 per unit, in a private placement. Each unit entitled him to acquire one share of the Issuer’s common stock and one share purchase warrant exercisable for the purchase of one common share at an exercise price of $0.20 per share for a period of 24 months. The units were purchased with Mr. DeMartini’s personal funds.

On July 10, 2009, also prior to his appointment as a director of the Issuer, Mr. DeMartini was granted stock options to purchase up to an aggregate of 6,250 shares of the Issuer’s common stock at a purchase price of $0.20 per share.

On December 24, 2009, Mr. DeMartini purchased 100,000 units in a private placement at a purchase price of $0.12 per unit. Each unit entitled him to acquire one share of the Issuer’s common stock and one-half of one share purchase warrant, with each whole warrant exercisable into one common share, at an exercise price of C$0.22 for a period of 12 months. The units were purchased with Mr. DeMartini’s personal funds.

On August 27, 2010, Mr. DeMartini acquired 1,400 shares of the Issuer’s common stock at a price of $0.18 per share in an open-market purchase. The shares were purchased with Mr. DeMartini’s personal funds.

On August 30, 2010, Mr. DeMartini acquired 23,600 shares of the Issuer’s common stock at a price of $0.18 per share in an open-market purchase. The shares were purchased with Mr. DeMartini’s personal funds.

On November 30, 2010, Mr. DeMartini acquired debentures, for a total price of $50,000, convertible into units at $0.35 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable from the earlier of (1) the Maturity Date or (2) one year after the conversion of the debenture, valid to buy one common share for $0.40, for a period of time of up to one year from the original date of conversion of the debenture. The debentures were purchased with Mr. DeMartini’s personal funds. These debentures have not been converted.

On December 13, 2010, Mr. DeMartini exercised 100,000 warrants for one-half share each and acquired an additional 50,000 shares of the Issuer’s common stock at a price of $0.226128 per share. The shares were purchased with Mr. DeMartini’s personal funds.

On December 17, 2010, Mr. DeMartini, in the name of Emerald Atlantic LLC, indirectly acquired debentures, for a total price of $120,000, convertible into units at $0.35 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.40 from the earlier of (1) the Maturity Date or (2) one year after the conversion of the Debenture, valid to buy one common share for $0.40, for a period of time of up to one year from the original date of conversion of the debenture. The debentures were purchased with Mr. DeMartini’s personal funds. These debentures have not been converted.

On March 18, 2011, Mr. DeMartini exercised options for and acquired an aggregate of 106,250 shares of the Issuer’s common stock at a price of 0.20 per share. The shares were purchased with Mr. DeMartini’s personal funds.

On June 8, 2011, Mr. DeMartini exercised 1,500,000 warrants and acquired an additional 1,500,000 shares of the Issuer’s common stock at a price of $0.20 per share. The shares were purchased with Mr. DeMartini’s personal funds.

On December 2, 2011, Mr. DeMartini acquired debentures, for a total price of $100,000, convertible into units at $0.35 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable from the earlier of (1) the Maturity Date or (2) one year after the conversion of the debenture, valid to buy one common share for $0.40, for a period of time of up to one year from the original date of conversion of the debenture. The debentures were purchased with Mr. DeMartini’s personal funds. These debentures have not been converted.

Item 4. Purpose of Transaction

The purpose of all the transactions described above was for investment. Depending on market conditions and other factors, Mr. DeMartini may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. DeMartini also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. DeMartini expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

As of the date hereof, except as described above, Mr. DeMartini does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	As of November 22, 2011, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. DeMartini was 3,281,250 common shares, or approximately 19.97% of the Issuer.

(b)	Mr. DeMartini has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,281,250 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. DeMartini has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced above or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Item 7. Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2011
Dated

/s/ David DeMartini
Signature

DAVID DEMARTINI
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).